SUB-ITEM 77K: Changes in registrant's certifying accountant


On May 20, 2005, BKD, LLP resigned as the independent registered public accounting firm for the Equipointe
Funds (the "Funds"). BKD, LLP was previously engaged as the independent registered public accounting firm to audit the Funds' financial statements.

At no time preceding the resignation of BKD, LLP were there any disagreements with BKD, LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.
At no time preceding the removal of BKD, LLP did any of the events enumerated in paragraphs (1)(v)(A) through (D) of Item 304(a) of Regulation S-K occur.

The Funds engaged Briggs Bunting & Dougherty, LLP as its new independent registered public accounting firm on June 6, 2005. At no time preceding the engagement of Briggs Bunting & Dougherty, LLP did the Funds consult Briggs Bunting & Dougherty, LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Funds' financial statements, or
(ii) any matter that was either the subject of a disagreement or a reportable event, as such terms are defined in Item 304 of Regulation S-K.

The Funds have provided BKD, LLP with a copy of these disclosures and has requested BKD, LLP to furnish the Funds with a letter addressed to the Commission stating whether it agrees with the statements made by the Funds herein and, if not, stating the respects in which it does not agree.